UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Origin Materials, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68622D 106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68622D 106

1.	Names of Reporting Persons Lior I. Amram
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,955,488 shares(1)
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 9,955,488 shares(1)
	8.	Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,955,488 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9%(2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 33,843 shares of Common Stock held directly by Lior I. Amram; (ii) 9,814,510 shares of Common Stock held by Evergreen InvestCo I, LLC (“Evergreen InvestCo I”); (iii) 59,373 shares of Common Stock held by JLA Construction LLC 401k Plan (“JLA Construction”); and (iv) 47,762 shares of Common Stock held by JLA Asset Management LLC (“JLA Asset Management”). Mr. Amram is the sole manager of each of Evergreen InvestCo I and JLA Construction, and the managing member of JLA Asset Management, and may be deemed to hold sole voting and dispositive power over the Common Stock shares held by these entities. With respect to the shares of Common Stock held by these entities, Mr. Amram disclaims beneficial ownership other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(2)	Based on 144,279,207 shares of Common Stock outstanding on November 6, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

Item 1(a).	Name of Issuer: Origin Materials, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 930 Riverside Parkway, Suite 10, West Sacramento, CA 95606

Item 2(a).	Name of Person Filing:

Lior I. Amram

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o Evergreen Financial, LLC

551 Fifth Avenue, Suite 2100

New York, NY 10176

Item 2(c).	Citizenship:

U.S. citizen

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 68622D 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: 9,955,488(1) shares of Common Stock

(b)	Percent of Class: 6.9%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 9,955,488(1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 9,955,488(1)

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1)

Consists of (i) 33,843 shares of Common Stock held directly by Lior I. Amram; (ii) 9,814,510 shares of Common Stock held by Evergreen InvestCo I, LLC (“Evergreen InvestCo I”); (iii) 59,373 shares of Common Stock held by JLA Construction LLC 401k Plan (“JLA Construction”); and (iv) 47,762 shares of Common Stock held by JLA Asset Management LLC (“JLA Asset Management”). Mr. Amram is the sole manager of each of Evergreen InvestCo I and JLA Construction, and the managing member of JLA Asset Management, and may be deemed to hold sole voting and dispositive power over the Common Stock shares held by these entities. With respect to the shares of Common Stock held by these entities, Mr. Amram disclaims beneficial ownership other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(2)	Based on 144,279,207 shares of Common Stock outstanding on November 6, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2023.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2024
Date

/s/ Lior I. Amram
Lior I. Amram